NEWS RELEASE 08-25	OCT. 27, 2008

FRONTEER HITS MORE WIDE INTERVALS OF HIGH-GRADE GOLD AT LONG CANYON, NEVADA

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG – TSX/AMEX) is pleased to announce that ongoing drilling continues to intersect wide intervals of high-grade, oxide gold mineralization at Long Canyon, Nevada.

Drill results continue to both expand and further define this growing deposit, demonstrating encouraging consistency and continuity of grade. New drill results include:

  3.16 grams per tonne gold (0.092 oz/ton) over 59.5 metres (195 feet), including 7.08 g/t (0.207 oz/ton) over 4.6 metres (15 feet), in hole LC132.

  6.99 g/t (0.204 oz/ton) over 13.7 metres (45 feet), including 10.26 g/t (0.299 oz/ton) over 7.6 metres (25 feet), in LC134.

  5.19 g/t (0.152 oz/ton) over 19.8 metres (65 feet), including 13.9 g/t (0.406 oz/ton) over 4.6 metres (15 feet), in LC103C.

  2.85 g/t (0.083 oz/ton) over 27.4 metres (90 feet), including 6.23 g/t (0.182 oz/ton) over 1.5 metres (5 feet), in LC123.

Gold mineralization at Long Canyon has now been intersected over a strike length of 1.6 kilometres (one mile) and across multiple zones, with a geochemical footprint of at least 300 metres (1,000 feet) in width. The deposit remains open in all directions. A 500-metre-long (1,500 feet) gold soil anomaly to the southwest of the currently drilled mineralized zone has yet to be tested.

With drilling consistently intersecting near-surface, high-grade oxide gold mineralization, Long Canyon is developing into a high-quality gold deposit.

Fronteer is majority owner (51%) and manager of Long Canyon through a participating joint venture with AuEx Ventures Inc. (“AuEx”) (49%). Fronteer has proposed an initial joint venture project budget for Long Canyon of approximately US$3.9 million, which will see activities through to March 2009. Fronteer and AuEx will share funding obligations of this budget 51% / 49%, with each interest subject to straight-line dilution for non-participation.

LONG CANYON DRILL RESULTS

Hole ID	From	To	Intercept Length	Au	Au	From	To	Intercept Length	Au
	(feet)	(feet)	(feet)	(ppb)	(oz/ton)	(metres)	(metres)	(metres)	(gpt)

LC100C	197	232	35	1840	0.054	60.1	70.7	10.7	1.84
	467	487	20	1527	0.045	142.4	148.5	6.1	1.53
LC103C	165	230	65	5193	0.152	50.3	70.1	19.8	5.19
including	176.8	185	8.2	6120	0.179	53.9	56.4	2.5	6.12
	190	205	15	13898	0.406	57.9	62.5	4.6	13.9

LC123	225	315	90	2854	0.083	68.6	96.0	27.4	2.85
including	270	275	5	6230	0.182	82.3	83.8	1.5	6.23
	340	350	10	391	0.011	103.7	106.7	3.0	0.39
	375	385	10	673	0.020	114.3	117.4	3.0	0.67
	420	445	25	440	0.013	128.0	135.7	7.6	0.44
	490	500	10	468	0.014	149.4	152.4	3.0	0.47
LC132	210	220	10	827	0.024	64.0	67.1	3.0	0.83
	285	480	195	3159	0.092	86.9	146.3	59.5	3.16
including	295	305	10	7835	0.229	89.9	93.0	3.0	7.84
	315	320	5	5230	0.153	96.0	97.6	1.5	5.23
	340	350	10	7835	0.229	103.7	106.7	3.0	7.84
	365	370	5	5410	0.158	111.3	112.8	1.5	5.41
	390	405	15	7077	0.207	118.9	123.5	4.6	7.08
LC134	405	450	45	6992	0.204	123.5	137.2	13.7	6.99
including	425	450	25	10256	0.299	129.6	137.2	7.6	10.26
	455	495	40	1135	0.033	138.7	150.9	12.2	1.13
LC136	340	360	20	2743	0.080	103.7	109.8	6.1	2.74
including	345	350	5	8397	0.245	105.2	106.7	1.5	8.40
LC140	370	410	40	1706	0.050	112.8	125.0	12.2	1.71
	420	445	25	2114	0.062	128.0	135.7	7.6	2.11
	500	510	10	6674	0.195	152.4	155.5	3.0	6.67
including	505	510	5	12665	0.370	154.0	155.5	1.5	12.67

*The geometry of mineralization at Long Canyon is still being determined. The current geological model predicts that the true widths of the mineralized intervals vary between 70-100% of the reported lengths of the drill intercepts. Holes LC105C, LC128, LC131, LC133, LC137 and LC138 had no reportable intercepts. For a PDF of comprehensive drill results, please click: http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonDrillResults0825.pdf

For the remainder of the season, the work program will focus on:

  infill drilling towards the northeast
  testing the full extent of the Shadow Zone, a new parallel zone of mineralization; and, infill drilling selected areas of the southern portion of the deposit.

Long Canyon is located 6.5 km (4 miles) south of the I-80 Freeway corridor in northeastern Nevada.

Robert Felder, M.Sc. and Certified Professional Geologist, as recognized by the American Institute of Professional Geologists, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites were calculated using a cutoff of 0.30 g/tonne. Drill intersections are reported as drilled thicknesses. Reverse circulation cuttings were sampled on 5.0 ft. (1.52m) intervals and core was sampled at geologically selected intervals. All drill samples were assayed by American Assay Laboratories (ISO9002:2002) in Sparks, Nevada, for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 grams per tonne Au were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

LIQUIDITY

Fronteer has no debt and is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately C$84 million in cash that is fully liquid and held with a large Canadian commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive portfolio of advanced stage gold projects in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.